SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

BigBand Networks, Inc.

(Name of Subject Company)

BigBand Networks, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

089750509

(CUSIP Number of Class of Securities)

Rob Horton

Sr. Vice President & General Counsel

BigBand Networks, Inc.

475 Broadway Street

Redwood City, California 94063

(650) 995-5000

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Larry W. Sonsini, Esq.

Michael S. Ringler, Esq.

Denny Kwon, Esq.

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2011, as amended by Amendment No. 1 thereto filed with the SEC on November 14, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by BigBand Networks, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Amsterdam Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated October 21, 2011, as amended by Amendment No. 1 thereto filed with the SEC on November 14, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2011 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 is hereby further amended and supplemented by including the following at the end thereof:

The initial offering period expired at 12:00 midnight, New York City time, on Friday, November 18, 2011. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 67,103,577 Shares were validly tendered to Purchaser and not withdrawn (including 728,324 Shares delivered through notices of guaranteed delivery), representing approximately 92.5% of the Shares outstanding.

Pursuant to the terms of the Merger Agreement, Parent intends to effect a short-form merger of Purchaser with and into the Company on November 21, 2011, without the need for a vote or meeting of the Company’s stockholders. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares owned by Parent, Purchaser or the Company or any wholly owned subsidiary of Parent, Purchaser or the Company, or the Shares that are held by stockholders, if any, who have properly and validly perfected their rights of appraisal under the Delaware General Corporation Law) will be, by virtue of the Merger, and without action by the holder thereof, canceled and converted into the right to receive an amount in cash equal to $2.24 per Share without interest and less any required withholding taxes. As a result of the Merger, the Company will be a wholly owned subsidiary of Parent.

On November 21, 2011, Parent issued a press release, which is filed as Exhibit (a)(5)(D) hereto and incorporated herein by reference, announcing the results of the Offer and its intention to complete the acquisition of the Company.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(D)	Text of press release issued by ARRIS Group, Inc. on November 21, 2011 (incorporated by reference to Amendment No. 2 to Schedule TO filed by Parent and Purchaser on November 21, 2011)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

BIGBAND NETWORKS, INC.

By:	/s/ Amir Bassan-Eskenazi
Amir Bassan-Eskenazi President and Chief Executive Officer

Dated: November 21, 2011